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                                                                     Exhibit 2.5

                         LAIDLAW MEDICAL HOLDINGS, INC.

                                 March 25, 2005

Todd Zimmerman
AMR HoldCo, Inc.
6200 S. Syracuse Way, Suite 200
Greenwood Village, CO  80111

Dear Todd:

      Reference is made to each of the Stock Purchase Agreements, dated as of December 6, 2004, by and among Laidlaw International, Inc. ("Laidlaw"), Laidlaw Medical Holdings, Inc. ("Seller") and Emergency Medical Services Corporation, as assigned on January 26, 2005 to AMR HoldCo, Inc. ("Purchaser") and amended on February 10, 2005 and, with respect to the Stock Purchase Agreement relating to American Medical Response, Inc., as further amended by the letter agreement dated March 25, 2005 (collectively, the "Stock Purchase Agreements"). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Stock Purchase Agreements.

      Concurrently herewith Purchaser is delivering to Seller the sum of $10,861,000 as an aggregate tentative payment pursuant to Section 1.05(e), net of the tentative payment pursuant to Section 1.05(i) of the Stock Purchase Agreements (the "Tentative Payment"). Notwithstanding the provisions of Section
1.05 of the Stock Purchase Agreements, the Tentative Payment shall not be deemed to be an agreement by Purchaser to the Closing Balance Sheet or the Closing Debt Schedule prepared by Seller with respect to either Stock Purchase Agreement. Purchaser shall continue to have the right under Section 1.05(b) of each Stock Purchase Agreement to deliver a Statement of Objection during the Review Period and the procedure and payment provisions of Section 1.05 of each Agreement shall continue to apply; provided, however, that (i) interest accruing under Section 1.05(f) and Section 1.05(i) of each Stock Purchase Agreement will cease to accrue on the amount of the Tentative Payment as of the date the Tentative Payment is received by Seller, (ii) Purchaser will be credited (without duplication) with the amount of the Tentative Payment in the calculation of amount due to Seller pursuant to Section 1.05 (net of the amount payable by Seller to Purchaser pursuant to Section 1.05(i) of the Stock Purchase Agreements and (iii) the amount of the Tentative Payment in excess of amounts payable by Purchaser to Seller pursuant to Section 1.05 of the Stock Purchase Agreements shall be repaid to Purchaser within five days after the determination of both the Final Net Worth Amount and the Excess Debt Amount under the Stock Purchase Agreements, together with interest at the Applicable Rate from the date Seller received the Tentative Payment to (and including) the date of payment.

      This letter constitutes an amendment to the Stock Purchase Agreements solely with respect to the matters contained herein, pursuant to Section 10.03 of each Stock Purchase Agreement and except as specifically set forth herein, the terms of the Stock Purchase Agreements shall remain in full force and effect.

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                                             Sincerely,

                                                     /s/   Kevin Benson
                                             -----------------------------------
                                             Kevin Benson
                                             Laidlaw Medical Holdings, Inc.

Accepted and Agreed:

AMR HoldCo, Inc.

By:      /s/  Randy Owen
    --------------------------------
    A duly authorized officer

                      [Signature Page to Amendment Letter]